SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.	Investor Relations Release: Headcount Reductions at Mercedes Car Group in Germany

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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Investor Relations Release

September 28, 2005

Headcount Reductions at Mercedes Car Group in Germany

•                  Reductions of 8,500 jobs at Mercedes Car Group in Germany

•                  Charges of €950 million for DaimlerChrysler are to be compensated

•                  Earnings outlook 2005 remains unchanged

Stuttgart – Today, the Board of Management of DaimlerChrysler AG has set a reduction target of 8,500 jobs for the Mercedes Car Group Business Division. The Supervisory Board has authorized the Board of Management for the provision of the required funds.

The headcount reductions are to be achieved in the course of the next twelve months by means of voluntary termination agreements. These headcount reductions are indispensable. They will contribute to significant improvements in the competitiveness of Mercedes-Benz through an increase in productivity. This and the attractive Mercedes-Benz product range are two major requirements for the long-term success of Mercedes Car Group. The measures will also contribute to the sustained safeguarding of production at the location Germany.

DaimlerChrysler continues to stand by the “Future Safeguarding 2012” agreement signed in 2004 without reservations; in the case of headcount restructuring measures, the agreement provides for voluntary terminations as a first step. All arrangements of the agreement negotiated with the employee representatives are being implemented on a consistent basis.

The decision of the Board of Management and the Supervisory Board will lead to charges of €950 million. The major portion of the charges will be posted in the fourth quarter of 2005.

DaimlerChrysler AG – Investor Relations

The charges are to be compensated by extraordinary income as well as from improvements in the ongoing operative business. Therefore, the profit outlook for the Group for the year 2005 remains unchanged: DaimlerChrysler continues to expect a slight increase in operating profit compared with the prior year (€5.8 billion), excluding charges related to the realignment of the smart business model.

If you have any questions, please contact our Investor Relations Team:

European IR office

Dr. Michael Mühlbayer
Phone	+49/711-17-92656
Fax	+49/711-17-93803
e-mail:	michael.muehlbayer@DaimlerChrysler.com

Friedrich Lauer		Lutz Deus
Phone	+49/711-17-92286	Phone	+49/711-17-92261
Fax	+49/711-17-95235	Fax	+49/711-17-94109
e-mail:	Friedrich.Lauer@DaimlerChrysler.com	e-mail:	Lutz.Deus@DaimlerChrysler.com

Bjoern Scheib
Phone	+49/711-17-95256
Fax	+49/711-17-94109
e-mail:	Bjoern.Scheib@DaimlerChrysler.com

US IR office

David L. Nelson		Timothy S. Krause
Phone	+1/248-512-2812	Phone	+1/248-512-2923
Fax	+1/248-512-2912	Fax	+1/248-512-2912
e-mail:	dn2@DaimlerChrysler.com	e-mail:	tsk@DaimlerChrysler.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ i.V. Harald Kofink
	Name:	Harald Kofink
	Title:	Director

By:	/s/ i.V. Silvia Nierbauer
	Name:	Silvia Nierbauer
	Title:	Director

Date: September 28, 2005